VEDDERPRICE

VEDDER PRICE P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

CHICAGO • NEW YORK CITY • WASHINGTON, D.C. • ROSELAND, NJ

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

June 9, 2008

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Very truly yours,

Corey L. Zarse

CLZ/kc
Enclosures
cc: Mr. Chris Yarbrough

CHICAGO/#1653101.11

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OR COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc – Update of Number of Securities Quoted on ASX, Voting Rights and Capital dated May 1, 2008
- Henderson Group plc – Return of Allotment of Shares dated May 1, 2008
- Henderson Group plc – Annual General Meeting dated May 1, 2008
- Henderson Group plc – Notice of Interim Results dated May 1, 2008
- Henderson Group plc – Return of Allotment of Shares dated May 7, 2008
- Henderson Group plc – Return of Allotment of Shares dated May 8, 2008
- Henderson Group plc – Dividend Rates dated May 9, 2008
- Henderson Group plc – Notification of Major Interests in Shares dated May 9, 2008
- Henderson Group plc – Interim Management Statement dated May 15, 2008
- Henderson Group plc – Notification of Major Interests in Shares dated May 20, 2008
- Henderson Group plc – Notification of Major Interests in Shares dated May 21, 2008

Henderson Group plc

Update of number of securities quoted on ASX, Voting Rights and Capital

1 May 2008

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during April 2008.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

On 30 April 2008, Henderson Group plc's capital consisted of 724,731,420 shares with voting rights. Henderson Group plc holds 5,000,000 shares in Treasury.

Therefore, the total number of voting rights in Henderson Group plc was 719,731,420 on 30 April 2008.

The above figure, 719,731,420, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	423,915,940 At 31 March 2008 (1,276,524) Net transfers 422,639,416 At 30 April 2008
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during April 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
422,639,416	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	724,731,420	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

Nampak

packaging excellence

INTERIM REPORT AND CASH DISTRIBUTION FOR THE SIX MONTHS ENDED 31 MARCH 2008

Nampak

packaging excellence

NAMPAK LIMITED
(Registration number 1968/008070/06)
(Incorporated in the Republic of South Africa)
Share code: NPK ISIN: ZAE 000071676

Non-executive directors:
T Evans* *(Chairman)*, DA Hawton*, MM Katz*, RJ Khoza, KM Mokoape*, CWN Molope*, ML Ndlovu*, RV Smither*, MH Visser, RA Williams*.

*Independent

Executive directors:
GE Bortolan *(Chief executive officer)*, TN Jacobs *(Chief financial officer)*.

Secretary: NP O'Brien.

Registered office:
Nampak Centre, 114 Dennis Road
Atholl Gardens, Sandton 2196
South Africa
(PO Box 784324 Sandton 2146
South Africa)
Telephone: +27 11 719 6300

Share registrar:
Computershare Investor
Services (Pty) Limited
70 Marshall Street
Johannesburg 2001, South Africa
(PO Box 61051 Marshalltown 2107
South Africa)
Telephone: +27 11 370 5000

Sponsor:
UBS South Africa (Pty) Limited

CONDENSED GROUP INCOME STATEMENT

	Notes	Unaudited 6 months ended 31 March 2008 Rm	Unaudited 6 months ended 31 March 2007 Rm	Change %	Audited year ended 30 Sept 2007 Rm
Revenue		**8 874.6**	8 498.4	4.4	17 014.4
Trading income before abnormal items	2	**762.1**	919.6	(17.1)	1 781.0
Abnormal items	3	**61.7**	(138.6)		(159.8)
Profit from operations		**823.8**	781.0	5.5	1 621.2
Finance costs		**163.5**	122.8		273.0
Finance income		**49.5**	30.8		82.2
Income from investments		**5.1**	3.5		7.0
Share of profit from associates		**3.9**	1.1		4.3
Profit before tax		**718.8**	693.6	3.6	1 441.7
Income tax		**86.2**	229.4		385.8
Profit for the period		**632.6**	464.2	36.3	1 055.9
Attributable to:					
Equity holders of the company		**645.9**	462.2	39.7	1 054.2
Minority interest		**(13.3)**	2.0		1.7
		632.6	464.2		1 055.9
Basic earnings per share (cents)		**110.4**	79.3	39.2	181.0
Fully diluted earnings per share (cents)		**104.1**	75.9	37.1	172.0
Cash distribution per share (cents)		**28.0**	33.0	(15.2)	115.3
Headline earnings per ordinary share (cents)		**109.9**	87.6	25.4	184.6
Fully diluted headline earnings per share (cents)		**103.6**	83.7	23.8	175.4

CONDENSED GROUP BALANCE SHEET

	Notes	Unaudited 6 months ended 31 March 2008 Rm	2007 Rm	Audited year ended 30 Sept 2007 Rm
ASSETS				
Non-current assets				
Property, plant and equipment and investment property		**6 517.1**	5 463.7	5 666.9
Goodwill and other intangible assets		**1 139.2**	1 094.8	1 079.3
Non-current financial assets and associates		**298.2**	261.1	286.9
Deferred tax assets		**6.5**	3.8	9.6
		7 961.0	6 823.4	7 042.7
Current assets				
Inventories		**2 705.9**	2 456.8	2 356.2
Trade receivables and other current assets		**3 559.1**	3 128.2	2 921.9
Tax assets		**15.4**	57.5	67.0
Bank balances, deposits and cash	4	**738.3**	547.7	603.5
		7 018.7	6 190.2	5 948.6
Assets classified as held for sale		**46.7**	16.5	41.3
TOTAL ASSETS		**15 026.4**	13 030.1	13 032.6
EQUITY AND LIABILITIES				
Capital and reserves				
Capital reserves		**114.1**	724.7	552.3
Other reserves		**658.6**	125.7	105.1
Retained earnings		**5 990.8**	4 753.8	5 344.6
Equity attributable to equity holders of the company		**6 763.5**	5 604.2	6 002.0
Minority interest		**42.7**	40.3	47.5
Total equity		**6 806.2**	5 644.5	6 049.5
Non-current liabilities				
Loans and borrowings		**597.1**	989.5	526.5
Deferred tax liabilities		**668.6**	678.9	742.7
Retirement benefit obligation		**618.1**	709.7	565.1
Other non-current liabilities		**14.7**	19.6	13.7
		1 898.5	2 397.7	1 848.0
Current liabilities				
Trade payables, provisions and other current liabilities		**3 007.2**	2 731.1	2 807.2
Bank overdrafts	4	**2 868.6**	1 912.3	1 603.5
Loans and borrowings		**332.4**	20.5	398.3
Tax liabilities		**113.5**	324.0	326.1
		6 321.7	4 987.9	5 135.1
TOTAL EQUITY AND LIABILITIES		**15 026.4**	13 030.1	13 032.6

CONDENSED GROUP CASH FLOW STATEMENT

	Notes	Unaudited 6 months ended 31 March 2008 Rm	Unaudited 6 months ended 31 March 2007 Rm	Audited year ended 30 Sept 2007 Rm
Operating profit before working capital changes		**1 135.2**	1 217.1	2 372.9
Working capital changes		**(473.1)**	(805.4)	(414.3)
Cash generated from operations		**662.1**	411.7	1 958.6
Net interest paid		**(133.5)**	(92.0)	(202.4)
Income from investments		**5.1**	3.5	7.0
Tax paid		**(378.5)**	(246.0)	(379.3)
Replacement capital expenditure		**(313.6)**	(358.4)	(573.9)
Cash (utilised in)/retained from operations		**(158.4)**	(281.2)	810.0
Cash distributions and dividends paid		**(480.9)**	(385.0)	(579.1)
Net cash (utilised in)/retained from operating activities		**(639.3)**	(666.2)	230.9
Net cash utilised in investing activities		**(440.2)**	(128.1)	(636.6)
Net cash utilised before financing activities		**(1 079.5)**	(794.3)	(405.7)
Net cash utilised in financing activities		**(86.8)**	(56.6)	(100.1)
Net decrease in cash and cash equivalents		**(1 166.3)**	(850.9)	(505.8)
Cash and cash equivalents at beginning of period	4	**(1 000.0)**	(505.1)	(505.1)
Translation of cash in foreign subsidiaries		**36.0**	(8.6)	10.9
Cash and cash equivalents at end of period	4	**(2 130.3)**	(1 364.6)	(1 000.0)

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Unaudited 6 months ended 31 March 2008 Rm	Unaudited 6 months ended 31 March 2007 Rm	Audited year ended 30 Sept 2007 Rm
Exchange differences on translation of foreign operations	562.2	(58.4)	(125.8)
Net actuarial gains from retirement benefit obligation	–	6.3	100.6
Deferred tax adjustments on actuarial losses	(12.0)	–	–
Hyper-inflation capital adjustment	–	(7.6)	(7.5)
Gains/(losses) on cash flow hedges	19.1	(12.4)	(10.7)
Change in fair value of available-for-sale financial assets	–	–	(38.9)
Net income/(expense) recognised directly in equity	569.3	(72.1)	(82.3)
Transfer to plant and equipment – cash flow hedges	(7.3)	–	(16.5)
Transfer to income statement – cash flow hedges	–	–	(2.4)
Profit for the period	632.6	464.2	1 055.9
Total recognised income and expense for the period	1 194.6	392.1	954.7
Attributable to:			
Equity holders of the company	1 199.4	392.5	957.3
Minority interest	(4.8)	(0.4)	(2.6)
	1 194.6	392.1	954.7

NOTES

		Unaudited 6 months ended 31 March 2008 Rm	2007 Rm	Change %	Audited year ended 30 Sept 2007 Rm
1.	**Basis of preparation** The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The accounting policies used are consistent with those used for the group's 2007 annual financial statements, which were prepared in accordance with International Financial Reporting Standards. The financial statements have been prepared on the historical cost basis except for the valuation of certain financial instruments.				
2.	**Included in trading income before abnormal items are:**				
	Depreciation	**332.0**	311.2		632.3
	Amortisation	**37.3**	33.2		69.4
3.	**Abnormal items**				
	Financial instruments fair value adjustment	**104.6**	(66.9)		(83.4)
	Retrenchment and restructuring costs	**(26.5)**	(10.9)		(31.5)
	Share-based payment expense on BEE transaction	**(17.8)**	(11.0)		(20.0)
	Net impairment gains/(losses) on plant and equipment and intangible assets	**1.4**	–		(6.7)
	Europe strategic review costs	**–**	(43.7)		(50.3)
	Net monetary adjustment – hyper-inflation	**–**	(2.2)		(4.9)
	Net profit on disposal of property	**–**	1.2		20.2
	Net (loss)/profit on disposal of businesses	**–**	(0.1)		16.8
		61.7	(138.6)		(159.8)
4.	**Cash and cash equivalents**				
	Bank overdrafts	**(2 868.6)**	(1 912.3)		(1 603.5)
	Bank balances, deposits and cash	**738.3**	547.7		603.5
		(2 130.3)	(1 364.6)		(1 000.0)
5.	**Supplementary information**				
	Capital expenditure	**771.9**	619.3		1 298.1
	– expansion	**458.3**	260.9		668.0
	– replacement	**313.6**	358.4		630.1
	Capital commitments	**1 171.8**	1 133.8		1 687.6
	– contracted	**773.7**	710.6		826.1
	– approved not contracted	**398.1**	423.2		861.5
	Lease commitments	**469.6**	381.8		431.9
	– land and buildings	**370.8**	335.5		380.9
	– other	**98.8**	46.3		51.0
	Contingent liabilities	**18.3**	713.0		686.7
	– customer claims and guarantees	**18.3**	10.3		16.5
	– taxation	**–**	702.7		670.2

	Unaudited 6 months ended 31 March 2008 Rm	Unaudited 6 months ended 31 March 2007 Rm	Change %	Audited year ended 30 Sept 2007 Rm
6. Share statistics				
Ordinary shares in issue (000)	**657 647**	655 179		655 972
Ordinary shares in issue – net of treasury shares (000)	**585 156**	582 688		583 481
Weighted average number of ordinary shares on which headline earnings and basic earnings per share are based (000)	**585 211**	582 745		582 505
Weighted average number of ordinary shares on which diluted headline earnings and diluted basic earnings per share are based (000)	**631 874**	624 702		626 903
7. Determination of headline earnings				
Profit attributable to equity holders of the company for the period	**645.9**	462.2		1 054.2
Less: preference dividend	**–**	–		(0.1)
Basic earnings	**645.9**	462.2	39.7	1 054.1
Adjusted for:				
Net impairment (gains)/losses on plant and equipment and intangible assets	**(1.4)**	–		6.7
Net loss/(profit) on disposal of businesses	**–**	0.1		(16.8)
Net profit on disposal of property, plant and equipment	**(2.7)**	(0.7)		(19.7)
Europe strategic review costs	**–**	48.7		50.3
Tax effects	**1.1**	0.2		0.6
Headline earnings for the period	**642.9**	510.5	25.9	1 075.2
8. Additional disclosures				
Net gearing	**45%**	42%		33%
Interest cover	**7 times**	8 times		9 times
Total liabilities:equity	**121%**	131%		115%
Return on equity	**19%**	16%		18%
Return on net assets	**15%**	16%		18%
Net worth per ordinary share (cents)*	**1 163**	969		1 037
Tangible net worth per ordinary share (cents)*	**968**	781		852

*calculated on ordinary shares in issue – net of treasury shares

COMMENTS

GROUP FINANCIAL REVIEW

	Revenue		Trading income	
	2008 Rm	2007 Rm	2008 Rm	2007 Rm
South Africa	5 919	5 699	574	688
Rest of Africa	500	519	28	84
Europe	2 658	2 469	160	148
Intersegment eliminations	(202)	(189)	–	–
Total	8 875	8 498	762	920

Group

Revenue growth of 4% was adversely affected by lower volumes in South Africa, the under-recovery of raw material cost increases and the loss of revenue from the Zimbabwean operations which are no longer consolidated.

Trading income decreased by 17% as a result of the above as well as a write-off in Nigeria following the discovery of certain irregularities and under-performance by some businesses. The trading margin declined from 10.8% to 8.6%.

Profit from operations, however, increased by 6% mainly as a result of the positive adjustment for the fair value of financial instruments.

Net finance costs increased by 24% to R114 million due to higher interest rates, increased capital expenditure and working capital.

Following the agreement with SARS on a number of tax issues, an amount of R250 million was paid to SARS in settlement of these issues. A provision of approximately R350 million was on the balance sheet for the matters in dispute and consequently R103 million was released from the provision. This, together with a reduction in the South African company tax rate, contributed to an effective tax rate of 12.0%.

Headline earnings per share increased by 25% from 88 cents to 110 cents. However, normalised headline earnings per share decreased by 15%.

Total capital expenditure was R772 million, with the significant items being R197 million spent on the new recycled paper mill at Rosslyn, R127 million on the rebuild of a glass furnace and R57 million on the new beverage can line in Angola.

Increased raw material prices as well as greater holdings of strategic stocks resulted in a higher value of stocks. Extended payment terms to export-related customers resulted in an increase in trade receivables. There was an overall increase in net working capital of R473 million.

Net debt to equity increased from 33% in September 2007 to 45% in March 2008 mainly as a result of the additional tax payment, the capital expenditure programme and the increase in working capital.

COMMENTS

South Africa

Whilst there was growth in demand for packaging in the first quarter of the year, this abated in the second quarter. Demand for beverage packaging was affected by cooler weather and a shortage of carbon dioxide gas, whilst lower catches of pilchards resulted in a reduction in food can sales. Total packaging volumes in South Africa for the period under review declined by 2.1%.

Prices of most raw materials increased, with polymers particularly affected by the higher oil prices. It was not possible in all cases to fully recover the increased costs. Some market share in the paper and plastics segments was lost as a result of competitor activity. Power interruptions caused by load shedding also resulted in higher costs of manufacture, loss of production and, in some cases, lost sales.

Additionally, some businesses did not perform operationally to expectations and contributed to the 17% decrease in trading income to R574 million. The trading margin fell from 12.1% to 9.7%.

Rest of Africa

The results from the operations in Zimbabwe are no longer consolidated and resulted in a reduction of R28 million in trading income. Following the discovery of certain irregularities, a loss of R25 million was incurred at the metals operation in Nigeria. Additional controls have been implemented in this business. The folding cartons operation in Nigeria continued to perform well.

Trading income for the region decreased from R84 million to R28 million and the trading margin from 16.2% to 5.6%.

Europe

In pounds, sales were ahead of last year whilst trading income was at a similar level. Both of these were assisted by a stronger Euro. The trading margin declined marginally from 5.9% to 5.6%. The average exchange rate to the pound was R14.40 compared to R14.07 last year.

SEGMENTAL REVIEW

Metals & Glass	Revenue		Trading income		Margin	
	2008 Rm	2007 Rm	2008 Rm	2007 Rm	2008 %	2007 %
Africa	**2 476**	2 356	**363**	406	**14.7**	17.2

Africa

Sales increased by 5% whilst trading income decreased by 11%.

Good volume growth in beverage cans in the first quarter was offset by weaker growth in the second quarter as a result of cooler weather and a shortage of carbon dioxide gas. Volumes for the six months were 3% lower than for the same period in 2007.

Food can volumes fell by 5% following a substantial drop in the sale of fish cans as a result of poor pilchard catches. Good growth was achieved in vegetable cans whilst sales of fruit cans were marginally lower than last year.

COMMENTS

Demand for glass bottles continued at the high levels experienced last year and contributed to a much improved trading performance from the Glass operation. The rebuild of a furnace was delayed to the second half of the year.

The R25 million written-off in Nigeria contributed to the decrease in trading income.

Paper

	Revenue		Trading income		Margin	
	2008 Rm	2007 Rm	2008 Rm	2007 Rm	2008 %	2007 %
Africa	**2 409**	2 356	**128**	173	**5.3**	7.3
Europe	**1 650**	1 537	**57**	53	**3.5**	3.4
Total	**4 059**	3 893	**185**	226	**4.6**	5.8

Africa

Sales increased by 2% but trading income decreased by 26%.

Sales volumes of corrugated boxes decreased as a result of reduced demand in the commercial sector where there was intense competition. In some cases, market share was also lost as a result of pressure on selling prices.

Demand for folding cartons in South Africa was lower due to reduced exports and the partial conversion of detergent cartons and cigarette outer packaging to flexible packaging.

There was good demand for disposable diapers and toilet tissue which, together with improved production efficiencies, contributed to an improvement in the performance of the tissue business.

The folding cartons business in Nigeria continued to perform well. Sales and trading income in Malawi were ahead of last year. Sales in Zambia are ahead of last year although margin pressure resulted in a small reduction in trading income.

Europe

Sales and trading income in pounds both increased by 5% to £115 million and £3.9 million respectively.

Sales in both folding cartons and healthcare packaging were higher than last year. Sales and trading income benefited from the strength of the Euro against sterling.

Plastics

	Revenue		Trading income		Margin	
	2008 Rm	2007 Rm	2008 Rm	2007 Rm	2008 %	2007 %
Africa	**1 534**	1 506	**65**	139	**4.2**	9.2
Europe	**831**	765	**81**	79	**9.7**	10.3
Total	**2 365**	2 271	**146**	218	**6.2**	9.6

COMMENTS

Africa
Sales increased by 2% but trading income decreased by 53%.

Loss of market share in plastic beverage closures and a shortage of carbon dioxide, affecting sales of both beverage closures and PET bottles, depressed overall volume growth of rigid plastic containers.

The tubes and tubs business experienced good volume growth but operational difficulties had a significant impact on the profitability of this sector.

The PET bottle business was impacted by the move to in-plant manufacture where profits are lower.

The flexible packaging sector continued to be highly competitive and cost increases could not be fully recovered. Volume growth in the high value-added segment was marginally positive but sales of laminated coated wrapping products were lower. The foil factory in Pietermaritzburg was closed and absorbed into the Pinetown operation.

There was good demand for crates and drums.

Europe
Sales in pounds increased by 6% to £58 million whilst trading income remained unchanged at £5.7 million. The higher polymer prices could not immediately be recovered.

Group services

	Revenue 2008 Rm	Revenue 2007 Rm	Trading income 2008 Rm	Trading income 2007 Rm
Africa	–	–	46	54
Europe	177	167	22	16
Intergroup eliminations	(202)	(189)	–	–
Total	(25)	(22)	68	70

Group services comprise corporate functions, procurement, treasury and property rentals.

PROSPECTS
Since the end of March, interest rates have risen further and consumer spending on non-durable goods in South Africa is expected to remain under pressure.

The percentage decline in trading income for the full year is, however, expected to be less than that in the first half.

In view of the tightening liquidity in financial markets, together with the funding requirement for major projects in the group, the board considers it appropriate to strengthen the balance sheet. These factors and the decrease in trading income have resulted in the cash distribution for the half-year being reduced to 28.0 cents per ordinary share.

COMMENTS

3 YEAR PLAN PROGRESS

Further increases are expected in the prices of raw materials and greater focus will have to be placed on the timeous recovery of the additional costs.

The significant investments in recycled brown paper manufacture and increased glass capacity are well advanced to contribute to earnings in 2009. In addition, plans are in place to reduce working capital and operating costs and benefits are already accruing from the group procurement initiative.

Opportunities to fill the second folding cartons line in Nigeria are being actively pursued and, together with the Angolan beverage can line, will significantly increase the contribution from the rest of Africa over the next few years.

Action plans are in place to improve the performance of those businesses which have been worst affected by competitive and other pressures in the past six months.

Notwithstanding the decline in trading performance in the first half of 2008, the three-year plan is expected to deliver real earnings growth.

DIRECTORATE

Mr N Cumming decided to leave the group after 22 years' service and resigned as a director with effect from 27 March 2008. The board wishes to thank Neil for his valuable contribution to the group.

CAPITAL REDUCTION

Notice is hereby given that a cash distribution No.5 of 28.0 cents (2007: 33.0 cents) per ordinary share has been declared out of share premium in respect of the six months ended 31 March 2008, payable to shareholders recorded as such in the register at the close of business on the record date, Friday 11 July 2008. The last day to trade to participate in the cash distribution is Friday 4 July 2008. Shares will commence trading *ex* distribution from Monday 7 July 2008.

The important dates pertaining to this cash distribution are as follows:

Last day to trade ordinary shares *cum* distribution	Friday 4 July 2008
Ordinary shares trade *ex* distribution	Monday 7 July 2008
Record date	Friday 11 July 2008
Payment date	Monday 14 July 2008

Ordinary share certificates may not be de-materialised or re-materialised between Monday 7 July 2008 and Friday 11 July 2008, both days inclusive.

On behalf of the board

T Evans *Chairman*
GE Bortolan *Chief executive officer*

22 May 2008

SUPPLEMENTARY INFORMATION

	Profit from operations		Abnormal items		Trading income before abnormal items		Margin before abnormal items	
	2008 Rm	2007 Rm	2008 Rm	2007 Rm	2008 Rm	2007 Rm	2008 %	2007 %
Adjusted segmental information								
Metals and glass								
Africa	**397**	377	**(34)**	29	**363**	406	**14.7**	17.2
Paper								
Africa	**123**	148	**5**	25	**128**	173	**5.3**	7.3
Europe	**57**	51	**–**	2	**57**	53	**3.5**	3.4
Plastics								
Africa	**66**	121	**(1)**	18	**65**	139	**4.2**	9.2
Europe	**81**	78	**–**	1	**81**	79	**9.7**	10.3
Group services								
Africa	**81**	39	**(35)**	15	**46**	54		
Europe	**19**	(33)	**3**	49	**22**	16		
Total	**824**	781	**(62)**	139	**762**	920	**8.6**	10.8

Basis of calculation

Abnormal items are defined as items of income and expenditure which do not arise from normal trading activities or are of such a size, nature or incidence that their disclosure is relevant to explain the performance for the period.

END